FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2003
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F __________________	Form 40-F________X__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1.	Press Release dated October 22, 2003 (“Cingular Wireless and RIM Demonstrate Color BlackBerry 7280™ at CTIA Conference")	Page No 2

Document 1

October 22, 2003

FOR IMMEDIATE RELEASE

Cingular Wireless and RIM Demonstrate Color BlackBerry 7280™ at CTIA Conference

New BlackBerry Wireless Handheld Targets Additional Markets

CTIA Wireless I.T. & Entertainment 2003 – Las Vegas, NV- Cingular Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) are demonstrating the new BlackBerry 7280™ handheld at CTIA Wireless I.T. & Entertainment 2003 in Las Vegas (Cingular booth #821, RIM booth #320). The BlackBerry 7280 is designed to provide the best combined email/data/phone experience and features a high resolution color screen with added 850 MHz support allowing it to operate in new markets on the Cingular wireless network. It will operate on Cingular’s 850/1900 MHz GSM/GPRS network in the United States and supports international roaming on 1800 MHz networks.

The Java-based BlackBerry 7280, the newest wireless handheld to be offered by Cingular, combines phone, email, SMS, organizer, web and corporate data applications in a single handheld. The new high-resolution screen displays crisp images with support for over 65,000 colors while the handheld continues to offer superior battery life for optimal wireless performance. The BlackBerry 7280 also features cradle-free wireless email synchronization, integrated attachment viewing (including support for popular file formats such as Word, Excel, PowerPoint, WordPerfect, PDF and ASCII) and remote address look up in addition to secure, push-based wireless connectivity.

“Cingular is committed to providing our customers with the best available products and services on our Mobitex and GSM/GPRS networks,” said Charles Nelson, President of Cingular Interactive. “The new GPRS-based BlackBerry 7280 will enable us to extend BlackBerry to additional markets by providing customers with a secure, push-based wireless solution on our 850 MHz network.”

“BlackBerry continues to be the preferred solution for businesses and government agencies to stay connected and productive,” said Don Morrison, Chief Operating Officer at Research In Motion. “We are pleased to expand our long-standing relationship with Cingular to offer a range of BlackBerry handhelds that support all of Cingular’s customers and wireless networks.”

The new handheld will be available through Cingular as part of the Cingular Xpress MailTM with BlackBerry service. The BlackBerry 7280 works with BlackBerry Enterprise Server™ software that supports both Microsoft® Exchange and IBM Lotus® Domino™ environments with single mailbox integration and provides IT departments with centralized administration, end-to-end security (using Triple DES encryption), multi-network support and a powerful development platform. Cingular customers can choose the Xpress Mail with BlackBerry service operating on Cingular’s GSM/GPRS or Mobitex networks according to their specific needs. Customers can also easily maintain a mixed deployment supported by a single BlackBerry Enterprise Server.

About Cingular Wireless

Cingular Wireless, a joint venture between SBC Communications (NYSE — SBC) and BellSouth (NYSE — BLS), serves more than 22 million voice and data customers across the United States. A leader in mobile voice and data communications, Cingular is the only U.S. wireless carrier to offer Rollover, the wireless plan that lets customers keep their unused monthly minutes. Cingular provides cellular/PCS service in 43 of the top 50 markets nationwide, and provides corporate e-mail and other advanced data services through its GPRS and Mobitex packet data networks. Details of the company are available at www.cingular.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts: Patrick Foarde Ketchum for Cingular Wireless (404) 879-9254 patrick.foarde@cingular.com
Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 22, 2003	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance